Filed by Chevron Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

Policy, Government and Public Affairs Chevron Corporation P.O. Box 6078 San Ramon, CA 94583-0778 www.chevron.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

Securities and Exchange Commission Clears
Chevron, Unocal to Hold Stockholder Vote

     SAN RAMON, Calif., June 29, 2005 – The Securities and Exchange Commission (SEC) has cleared Chevron Corporation’s registration statement for the Unocal transaction, providing the company the ability to have its merger agreement with Unocal Corporation sent to Unocal stockholders for a vote on August 10, 2005.

     The SEC has declared effective Chevron’s Form S-4 documents and amendments, which were originally filed May 26, 2005. The Form S-4 is a registration statement necessary to issue the shares of Chevron common stock that are part of the merger consideration. The registration statement contains a proxy statement for the special meeting of Unocal stockholders to vote on the merger.

     SEC clearance follows the acceptance of consent orders issued by the Federal Trade Commission (FTC) on June 10, 2005, outlining the conditions under which the FTC will allow the transaction to proceed. The FTC consent orders are subject to a 30-day public comment period. With the SEC’s clearance and FTC approval, there are no other U.S. regulatory requirements that would prevent the consummation of the merger if the transaction is approved by Unocal’s stockholders.

     “The successful completion of U.S. regulatory requirements demonstrates that our transaction can be brought to a quick and successful conclusion,” said David J. O’Reilly, chairman and chief executive officer of Chevron. “The Chevron-Unocal agreement presents a compelling, long-term investment opportunity for stockholders. Chevron has a proven track record of creating stockholder value from past mergers and acquisitions.”

     To enable the vote to proceed, Unocal has set June 29, 2005 as its stockholder record date. Unocal stockholders will vote on the transaction at a special meeting held by Unocal’s board of directors.

     Chevron Corporation is one of the world’s leading energy companies. With more than 47,000 employees, Chevron subsidiaries conduct business in approximately 180 countries around the world, producing and transporting crude oil and natural gas, and refining, marketing and distributing fuels and other energy products. Chevron is based in San Ramon, Calif. More information on Chevron is available at www.chevron.com.

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6/29/05

Contact: Donald Campbell     925-842-2589

Additional Information and Where to Find It

Chevron has filed a Form S-4, Unocal will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245.

Interest of Certain Persons in the Merger

Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.

Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information Regarding Forward-Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this news release, including statements as to regulatory approvals for the merger, timing expectations to complete the merger and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal stockholders and regulatory agencies of the merger, the satisfaction of other closing conditions contained in the merger agreement and other risk factors relating to our industry as detailed from time to time in each of Chevron’s and Unocal’s reports filed with the SEC, including each such company’s most recent Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements herein, whether as a result of new information, future events or otherwise.